JONES & HALEY, P.C.

Attorneys At Law

750 hammond drive

suite 100, building 12

Atlanta, Georgia 30328

Richard W. Jones	www.corplaw.net	Telephone 770-804-0500
Email: jones@corplaw.net		Facsimile 770-804-8004

June 23, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC  20549

Attn:  Eranga Dian and Asia Timmons-Pierce

Re:	Jaag Enterprises Ltd. (the “Company”)
Registration Statement on Form S-1 Filed October 25, 2022 [File No. 333-267995] [J&H File No. 4024.00]

Ladies and Gentlemen:

By letter dated November 21, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) provided JAAG Enterprises Ltd. (the “Company”) with comments to the Company’s Registration Statement on Form S-1, initially filed on October 25, 2022, (the “First Comment Letter”).  The Company filed its response to the First Comment Letter on January 18, 2023, at which time it filed an amendment to its registration statement on Form S-1A.  Subsequently, on February 8, 2023, the SEC submitted its second comment letter and the Company responded to that comment letter by its April 14, 2023 response letter.  On May 3, 2023, the Commission submitted its third comment letter (“Third Comment Letter”). The Company filed its response to the Third Comment letter on May 25, 2023.  On June 9, 2023 the Commission submitted its Fourth Comment Letter (“Fourth Comment Letter”) and this letter contains the Company’s responses to the Staff’s Fourth Comment Letter.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s Third Comment Letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 4 to the Form S-1 setting forth an amended Registration Statement, reflecting changes made in response to the Staff’s comments.  A copy of the amended Registration Statement, marked to show changes from the Form S-1A filed on May 25, 2023, is enclosed with this letter for your convenience and reference.

Amendment No. 3 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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Results of Operations

Three Months Ended March 31, 2023 Compared to Three Months Ended March 31, 2022, page 27

Staff’s Comment

1.

We refer to your discussion for the three months ended March 31, 2023 starting on page 27. There appears to be a number of inconsistencies in this section as compared to the amounts presented in your financial statements.

Response:

We have revised the disclosure in the MD&A section of the registration statement to more specifically reflect the numbers contained in the Company’s financial statements for the three months ended March 31, 2022.

Nine Months Ended March 31, 2023 Compared to the Period from November 4, 2021 to March 31, 2022, page 28

Staff’s Comment

2.

We refer to your discussion for the nine months ended March 31, 2023 starting on page 28. There appears to be a number of inconsistencies in this section relative to the corresponding amounts presented in your financial statements.

Response:

The disclosure in the MD&A section for the nine month period ending March 31, 2023 compared to the period ending November 4, 2021 to March 31, 2022 has been revised to more clearly reflect the numbers contained in the financial statements for the same period.

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Notes to the Consolidated Financial Statements, page 53

Staff’s Comment

3.	Please revise your notes to comply with the disclosure requirements outline in ASC 280-10-50.

Response:

We have added segment reporting and segment information in notes to financial statements for the year ended June 30, 2022 and for the period ending March 31, 2023.

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If you have any questions on these responses or if you need additional clarification of the issues, please contact me at the telephone number noted above.

Sincerely, JONES & HALEY, P.C. As Attorneys for JAAG Enterprises, Ltd.

By:	/s/Richard W. Jones
Richard W. Jones

RWJ:bas

cc: Jeffrey Chau

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